UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

STREAMLINE USA, INC.

(Exact name of issuer as specified in its charter)

WYOMING	87-1984205
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

11264 PLAYA COURT CULVER CITY, CA	90230
(Address of principal executive offices)	(Zip code)

(310) 397-2300

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “Streamline USA,” “we,” “us” “our” or “the company” refers Streamline USA, Inc. a Wyoming corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

SUMMARY

Overview

Streamline USA, Inc., is an entity organized under the laws of the State of Wyoming, with its sole and principal place of business in Culver City, California.   The company functions as a full-service  marketing agency dedicated to bringing global entertainment solutions through entertainment marketing, NFT creation, and copyright/content trading and distribution.

The Company began receiving revenue in September 2021.

Components of Results of Operation

Net Income. Net revenue consists of revenue from our client, LilySilk USA, for providing social media and event based entertainment marketing service.

Cost of Sales.  Cost of sales consists of third-party cost of serving LilySilk USA’s entertainment marketing project.

Operating Expenses.  Operating expenses comprise primarily of legal and professional services; consulting fees; marketing and promotional costs, travel and entertainment.

Results of Operations

Six Months Ended June 30, 2022 compared with the Six Months Ended June 30, 2021

Operating Revenue. For the six months ended June 30, 2022 (the “Interim 2022”), the revenue of the company was $120,000, $70,000 of which was derived from social media and event-based entertainment marketing services provided to LilySilk USA, and $50,000 of which was derived from services of sourcing and negotiating intellectual property (IP) licensing opportunities for Proxima Beta Pte. Limited compared to $0 for the six months ended June 30, 2021 (the “Interim 2021”) when the company had not yet begun earning revenue.

Operating Expenses.  The company’s total operating expenses for Interim 2022 were $235,460 compared with the $0 for Interim 2021 where the company had minimal operations.  The company had the following expenses for Interim 2022:

•Legal and professional fees for Interim 2022 were $41,816 which were incurred in connection with the Company’s Regulation A offering, on-going reporting obligation, and other fundraising requirements.

•Consulting fees for Interim 2022 were $156,100, derived from IT consulting/support fees related to developing our KOL database portal and NFT game design, as well as entertainment marketing related advisory fees.

•Salaries and payroll taxes were $19,605 for Interim 2022 during which time the company began paying its one employee.

•Marketing and promotional costs for Interim 2022 were $7,923 which was driven by costs related to fundraising campaign materials, creating and maintaining fundraising landing page, and obtaining data for business marketing purposes.

•Travel and entertainment for Interim 2022 was $8,806 derived from airline tickets, hotels, and dining related to international and domestic business trips, as well as entertainment industry social club membership fee.

The company also had general and administrative costs and depreciation in Interim 2020 of $1,146 and $64, respectively.

Net Loss. As a result of the forgoing, the Company’s net loss was $117,051 for Interim 2022 to $0 for Interim 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had a $53,917 of cash and cash equivalents compared to $0 as of June 30, 2021.

Cash Flows From Operating Activities.   Net cash used in operating activities for 2022 Interim was $238,755. The cash used in operation expenses primarily was due to the company’s net loss of $117,051 and $120,000 of cash used for its accounts receivable.

Cash Flows From Investing Activities. Net cash used from investing activities for Interim 2022 resulted in a decrease in cash of $6,838, which reflects cash expensed for installing the security system for the premises of the Company’s office building.

Cash Flows from Financing Activities.   Cash flows financing activities for Interim 2022 were $100,000, which were derived from funds transferred from Esther & James LLC, one of Streamline’s founders. The funds were intended for purpose of providing initial working capital.

As a result of the forgoing, net change in cash for Interim 2022 was a decrease of $145,593.  As of June 30, 2022, the company had cash on hand of $53,917.

Indebtedness

The company does not currently have any debt.

Trends

As the world continues to slowly recover from the COVID-19 pandemic, the entertainment industry and related businesses started to pick up their activities in 2022.

After a successful entertainment marketing campaign conducted by Streamline in the fourth quarter of 2021, its client, LilySilk USA, increased its entertainment marketing budget to Streamline for the full year of 2022 to continue its entertainment marketing campaign efforts, including but not limited to social media collaboration and talent outreach. As of September 2022, the budget had over doubled.  In 2022, Streamline also began its collaboration with EntmtMktg:Group, a product placement agency, for business development to achieve high quality, targeted branded exposure and other projects.

In addition, in June 2022, Streamline entered into an agreement with Proxima Beta Pte. Limited, (“PBP”) to seek, negotiate, and execute intellectual property (IP) licensing opportunities on behalf of PBP for PBP’s mobile game Player Unknown's Battlegrounds. We will earn 15% of any consummated licensing transactions.

Item 2.Other Information

None.

Item 3.Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

STREAMLINE USA, INC.

BALANCE SHEET

AS OF JUNE 30, 2022, AND DECEMBER 31, 2021

	As of June 30, 2022	As of December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$53,917	199,510
Accounts receivable	120,000	-
Prepaid expenses	-	5,400
Other receivables	-	149
Total current assets	173,917	205,059

Fixed assets:
Hardware & Equipment	6,838	-
(Less: accumulated depreciation)	(64)	-
Total fixed assets	6,774	-

Intangible assets:
Video program rights	1,000,000	1,000,000
Literary works	5,000	5,000
Total Intangible assets	1,005,000	1,005,000

Total Assets	$1,185,691	1,210,059

Liabilities & Stockholders’ Equity
Current liabilities:
Accounts Payable	$1,005,645	1,005,363
Credit cards	1,139	8,738
Total current liabilities	1,006,784	1,014,101

Non-current Liabilities:
Total non-current liabilities	-	-

Total Liabilities	$1,006,784	1,014,101
Stockholders’ Equity:
Common Stock (Unlimited number of shares authorized at no par, 12,400,000 shares issued and outstanding)	-	-
Retained Earnings (accumulated deficit)	(104,042)	-
Paid-in capital	400,000	300,000
Net income (loss)	(117,051)	(104,042)

Total Stockholders’ Equity	178,907	195,958

Total Liabilities & Stockholders’ Equity	$1,185,691	1,210,059

STREAMLINE USA, INC.

STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND JUNE 30, 2021

	Six Months Ended
	June 30, 2022	June 30, 2021
Revenue:
Marketing fees	$70,000	-
Licensing income	50,000	-
Total revenues	120,000	-

Cost of sales	-	-

Gross Profit	120,000	-

Expenses:
Salaries & Payroll taxes	19,605	-
Legal & Professional Services	41,816	-
Consulting fees	156,100	-
General & Administrative costs	1,146	-
Marketing & promotion costs	7,923	-
Travel & entertainment	8,806	-
Depreciation	64	-
Total Expenses	235,460	-

Income (loss) from Operations	(115,460)	-

Other Income (Expenses):
Credits & Refunds	9	-
Refunds	-	-
Taxes	(1,600)	-
Total Other Income (Expenses)	(1,591)	-

Net Income (loss)	$(117,051)	-

STREAMLINE USA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

($)	Common stock (shares)	Common stock (par)	Paid-in Capital	Retained earnings (accumulated deficit)	Total
Balance as of January 1, 2021	-	-	-	-	-
Issuance of Common stock	12,400,000	-	300,000	-	300,000
Net income (loss)				(104,042)	(104,042)
Balance as of December 31, 2021	12,400,000	-	300,000	(104,042)	195,958
Issuance of Common stock	12,400,000	-	-	-	-
Paid-in capital	-	-	100,000	-	100,000
Net income (loss)	-	-	-	(117,051)	(117,051)
Ending Balance, June 30, 2022	12,400,000	-	400,000	(221,093)	178,907

STREAMLINE USA, INC.

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND JUNE 30, 2021

	Six Months Ended
	June 30, 2022	June 30, 2021
Cash flow From Operating Activities:
Net income (loss)	$(117,051)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation expense	64	-
Changes in:
Accounts receivable	(120,000)	-
Prepaid expenses	5,400
Other receivables	149
Credit Cards	(7,599)	-
Accounts Payable	282	-
Net cash provided (used) by operating activities	(238,755)	-

Cash flow From Investing Activities:
Acquisition of copyrights	-	-
Acquisition of video program rights	-	-
Equipment & Hardware	(6,838)	-
Net cash provided (used) by investing activities	(6,838)	-

Cash flow from Financing Activities
Paid-in Capital	100,000	-
Net cash provided (used) by financing activities	100,000	-

Increase (decrease) in Cash	(145,593)	-
Cash, at December 31, 2021	199,510	-
Cash, end of period	$53,917	-

STREAMLINE USA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND JUNE 30, 2021

About the Company & its Nature of operations

STREAMLINE USA, INC. (the Company), is a corporation formed pursuant to the Wyoming Business corporation Act on September 9, 2020. The Company functions as a full-service marketing and innovation agency dedicated to bringing global entertainment solutions through entertainment marketing, NFT creation, and copyright/content trading and distribution. The Company is headquartered in Culver City in the State of California.

According to Management: “the mission of the Company is to capture a major share of the film and video distribution industry and Company officials will position the company as a leader in distributing content on a global scale. To accomplish these goals, company officials will implement a cohesive marketing strategy utilizing direct and digital marketing initiatives to reach its target markets. Company officials anticipate forming strategic partnerships with entertainment industry giants. Such partnerships will create a seamless process for its content, with a lower takeoff risk”.

Fiscal year

The Company operates on a December 31st year‐end.

Basis of accounting

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition, technological developments, or changes in consumer taste.

Additionally, the Company may be unable to convert pre-order commitments into orders, the price which the company may realize on orders, since commitments are stated at list prices, customer actions or developments such as cancellations and other factors that may affect the level of demand and financial performance of the customers which the company will serve, the effectiveness of the risk management framework of the company, the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of regulation and litigation, the capital allocation plan of the company, as such plan may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions by the company.

Furthermore, future uncertainties may limit the success of the company in integrating acquired businesses and operating joint ventures, its ability to realize anticipated earnings and savings from transactions, to acquire businesses and joint ventures, the impact of potential information technology or data security breaches,

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2022.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

As of June 30, 2022, the Company derived its revenue solely from a single third party and should that certain party experience business, operational and financial difficulties, whether due to external or internal factors, there is no guarantee that the Company will continue to generate income from that third party or other sources.

Accounts receivable

The Company uses the allowance method to account for estimated uncollectible receivables.  Receivables are presented net of an allowance for doubtful accounts.  As of June 30, 2022, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due receivables is based on the amount, time past due, and response received from the subject customer and other third parties.

Contracts with a third party

On January 1, 2022, the Company entered into an agreement with a certain California corporation (“the third party”) in which the Company agreed to provide part-time assistance with the execution of entertainment marketing services as relates to a contract between the third party and its client. The fees in connection with the agreement are $70,000 incurred by the third party on a semi-annual basis. The total amount is due and payable by the third party before January 31, 2023.

On June 1, 2022, the Company entered into an agreement with the third party referred to above, to provide assistance in seeking and negotiating licensing opportunities for a certain client of the aforementioned third party. The Company’s compensation as relates to this contract was a one-time flat fee of $50,000 and is due and payable by the third party before January 31, 2023.

Intangible Assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Intangible assets recognized on Company books as of June 30, 2022, consist of literary work rights the Company acquired on August 9, 2021 (See Note “Related Party Transactions”). Under the agreement, the Company was granted a perpetual transferrable license to all motion pictures, all television motion pictures and other television rights, together with limited radio broadcasting rights and publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the literary work and in and to the copyright thereof and all renewals and extensions of copyright.

Moreover, intangible assets include video program rights as per the following distribution purchase agreements:

Distribution purchase agreements (Video Program Rights)

On December 22, 2021, the Company entered into two distribution purchase agreement with Hong Kong Xinxing Culture Media CO., Limited. Pursuant to the agreement, the Company was granted an exclusive right to distribute the following rights to two video programs throughout the world  except China: Exclusive Transactional VOD Rights, Subscription VOD Rights, Ad-sponsored VOD Rights and Home-Video Rights as defined below:

a) "Transactional VOD Rights" (TVOD) shall mean the exclusive VOD exploitation of the Program on a platform that charges a distinct fee for the transmission of the Program to the consumer, regardless of the means by which the consumer watches the Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise. Transactional VOD Rights include "Electronic-Sell-Through rights ("ESr)", which allow the consumer to keep a copy of the Program  permanently following the one-time transmission, regardless of the means by which the consumer thereafter watches or stores the Program, including the use of Ultraviolet or similar technologies. Transactional VOD Rights also include "Pay-Per-View" ("PPV"} Rights, which shall mean the exclusive right to distribute, exhibit, license, market, sell, publicize, promote, and otherwise exploit the Programs by means of "pay-per-view" formats, inducting, but not limited to, addressable draft transmission to a consumer of temporary copies of the Programs via Authorized Transmission, for which a per program fee is charged to the consumer who selects the Programs for viewing at a variable time that the exhibitor designates.

b) "Subscription VOD Rights” (SVOD) shall mean the exclusive VOD exploitation of a Program on a platform that charges the consumer a periodic flat fee to access the Program from a library of programs for a specific time period, regardless of the means by which the consumer watches Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise.

c) "Ad-Sponsored VOD Rights" (AVOD) shall mean the exclusive VOD exploitation of a Program on a platform that does not charge the consumer a monetary fee to access the Program but inserts commercial breaks or other forms of advertising into the Program. AVOD can apply to a number of platforms, regardless of the means by which the consumer watches Program, ie TV, the Internet, mobile device, smart phone, tablet or otherwise.

d) "Home-Video Rights" shall mean the exclusive right to sell, market, license, or otherwise exploit the Program on the following formats: Digital Video Disk ("DVD") and Blu-Ray Disk ("BRO"), including the authoring and encoding, replication, packaging, and delivery of the Program.

For one video program, the Company was granted theater distribution rights.

The purchase price pursuant to the agreements is $1,000,000 ($750,000 due for one program and $250,000 due for the other). Additionally, the term of both agreements commences from December 22, 2021, and ends three (3) years from that date.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of June 30, 2022.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over their respective estimated useful lives. As at June 30, 2022, PPE consisted of hardware and equipment purchased on June 13, 2022 and depreciated over a five (5) year useful life. Depreciation expense as of June 30, 2022, totaled $64.

Accounts Payable

As at June 30, 2022, the accounts payable balance consisted of $5,000 is owed to a Script Owner for the acquisition of all rights to literary work (‘See Notes “Related party transactions”, “Intangible Assets”). Furthermore, the balance includes $1,000,000 owed to a third party pursuant to certain distribution purchase agreements (See Note “Intangible Assets”).

Moreover, the accounts payable balance includes travel and entertainment expenses for a total of $645 incurred in May 2022 and reimbursed by the Company in July 2022.

Stockholders’ Equity

Under the articles of incorporation, the total number of shares that the Corporation has the authority to issue is unlimited shares of Common stock at no par. As of June 30, 2022, twelve million four hundred thousand (12,400,000) shares of common stock have been issued and are outstanding.

The transfer of shares is unrestricted, except as provided by any future buy-sell agreement signed by all stockholders, and the Capital stock, after the amount of the subscription price has been paid in, is not subject to assessment to pay the debts of the corporation.

On February 17, 2022, the Company commenced an offering of securities pursuant to (SEC) Regulation A+ (RegA+). Under RegA+, companies can raise money from the entire public: both accredited and non-accredited investors can participate. The maximum number of shares to be issued under the offering is 30,000,000 shares of common stock at price of $2.50 per share.

The maximum proceeds in connection to this offering is $75,000,000 and the minimum amount of investment is $500.  The proceeds are to be used primarily for the purposes of gaining access to multi-channel networks, acquisition of product, by way of videos, which the channels will accept.

Other uses of proceeds include purchase of scripts and copyrights & IP of films, TV series, variety shows, online content, games, digital arts, and NFTs, as well as their related merchandizing, development, and expansion of the KOL Key Opinion Leader (aka “Influencer”) matrix database portal (a “KOL”), expansion of IT infrastructure, and staff expansion, legal and accounting fees.

Related Party Transactions

The Company follows FASB Accounting Standards Codification (“ASC”) subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The Company entered into an agreement with Mr. Ruben Igielko- Herrlich whereby the Company acquired rights to the literary works described in Agreement N.1 for a consideration of $5,000 (See ‘Note Accounts payable’). Mr. Igielko-Herrlich is the Co-founder & Executive President of the Company. As of June 30, 2022, he owned 2,000,000 shares of the Company’s common stock (representing 16.13% of the total shares issued and outstanding).

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred. For the calendar year beginning January 1, 2022, the Company serviced its contractual obligations through labor and consultancy services provided by various parties whose compensation depend on the fulfillment of not only the projects that are covered in “Contracts with a third party” under Note “accounts receivable”, but also general operational requirements of the Company.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Wyoming.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Stockholders.

Subsequent events

The Company evaluated subsequent events through September 28, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	CHARTER (1)
2.2	BYLAWS (1)
6.1	MATERIAL CONTRACT (1)
6.2	DISTRIBUTION AGREEMENT DATED DECEMBER 22, 2021 BETWEEN THE COMPANY AND HONG KONG XINXING CULTURE. MEDIA. CO., LIMITED (2)
6.3	DISTRIBUTION AGREEMENT DATED DECEMBER 22, 2021 BETWEEN THE COMPANY AND HONG KONG XINXING CULTURE. MEDIA. CO., LIMITED (2)

(1)Filed as an exhibit to the Streamline USA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11628)

(2) Filed as an exhibit to the Streamline USA, Inc. Annual Report on Form 1-K filed on May 2, 2022

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Culver City, California, on September 28, 2022.

STREAMLINE USA, INC.

/s/ Ruben Igielko-Herrich

By Ruben Igielko-Herrich
CEO.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ruben Igielko-Herrich
By Ruben Igielko-Herrich, CEO
Date: September 28, 2022

/s/ Yitian Xue
By: Yitian Xue, , Chief Financial Officer, Chief Accounting Officer
Date: September 28, 2022